Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

November 10, 2021

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 35 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 35 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

Exhibit F
Addendum F-9 IEX Connectivity Services Agreement and Forms
Addendum F-10 IEX Data Subscriber Agreement and Forms (formerly "IEX Data Recipient Agreement and Forms")
Addendum F-11 has been retired

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,
DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...
Rachel Barnett
Chief Legal Officer
Enclosures

cc: Jeanette Marshall, Division of Trading and Markets; Marlene Olsen, Division of Trading and Markets

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/10/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

21009347

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/21
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/10/2021 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) ~~Rachel Barnett, Chief Legal Officer~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires _______________ County of _________________ State of _________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

Investors' Exchange LLC

Date of filing: November 10, 2021

Date as of which the information is accurate: November 10, 2021

Exhibit F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Subscriber Agreement and Forms.

Addendum F-11 has been retired.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

Addendum F-9

CONNECTIVITY SERVICES AGREEMENT AND FORMS

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker Dealer

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
- ☐ Equities Port Request Form (if Member is *not* connecting via Service Bureau) (available on IEX's website)
- ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 9)

Service Bureau

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
- ☐ Equities Port Request Form (available on IEX's website)
- ☐ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 9)

Data Subscriber

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)

Clearing Agency (if connecting to the Exchange for drop copies)

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
- ☐ Equities Port Request Form (available on IEX's website)

Extranet Provider

- ☐ Connectivity Services Agreement (pg. 3 – 7)
- ☐ Physical Connectivity Order Form (pg. 8)
- ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 10 – 11)

(continues on next page)

Sponsored Participant
☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or as requested by professional advisors or auditors bound by customary obligations of confidentiality.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at https://exchange.iex.io/ for additional information regarding the process.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Investors' Exchange LLC Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Investors' Exchange LLC ("IEX" or the "Exchange"), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean those services described on User's connectivity order form attached hereto (the "Order Form"). User acknowledges and agrees that nothing in this Agreement constitutes an agreement by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions, or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following such modification will constitute User's acceptance of the modification.

2. Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX physically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-IEX services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX Data Subscriber Agreement with IEX. Nothing herein shall limit User's requirements and obligations arising under the IEX Data Subscriber Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that IEX has approved to connect to IEX via connectivity supplied by User.

(a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the IEX Connectivity Manual available at https://exchange.iex.io/resources/trading/documents/, as may be amended from time to time (the "IEX Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms, or provisions of this Agreement (as applicable to such Authorized Third Party), an IEX Data Subscriber Agreement, or any other agreement between an Authorized Third Party and IEX or an IEX affiliate, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

(b) List of Authorized Third Parties. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

(c) Network Requirements. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manual. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. Fees.

(a) Services Fees. The fees for the services are set forth on the Fee Schedule, available at https://exchange.iex.io/resources/trading/fee-schedule/.

(b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User.

4. Term. The term of this Agreement shall commence upon the Effective Date and shall continue unless terminated by User or IEX as provided below.

5. Termination.

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX. Notwithstanding the foregoing, User may terminate this Agreement with notice to IEX that User objects to an amendment to the Agreement made by IEX in its sole discretion, which termination is effective on the effective date of such amendment.

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time upon sixty (60) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement and has not cured within thirty (30) days of receipt of such notification by IEX; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors, or its Members (as defined in the IEX Rule Book available at https://exchange.iex.io/resources/trading/documents/), as may be amended from time to time (the "Exchange Rules"), as applicable, including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors, or its Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without signing the required agreement(s); (v) User has violated any Exchange Rules; or (vi) if User is a Member of IEX, User ceases to be a Member in good standing with IEX, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then-current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entire month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 5(c), 6 through 12, and 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services. Any termination of an Agreement pursuant to its terms shall be without prejudice to the accrued rights of either party.

6. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES

WILL IEX OR ITS AGENTS, AFFILIATES, OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM, OR EXPENSE THAT IS NOT DIRECT, INCLUDING WITHOUT LIMITATION CONSEQUENTIAL, EXEMPLARY, INDIRECT, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES, OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN-APPLICABLE EXCHANGE RULES CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX'S ACT OR OMISSION, AND (ii) US $10,000.

8. Indemnification by User. User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct, indirect, consequential, exemplary, punitive, special, lost profits, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim alleging any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud, or breach of IEX's obligations under this Agreement.

9. Indemnification by IEX. IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct, indirect, consequential, exemplary, punitive, special, lost profits, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim that the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret, or other intellectual property right.

10. Assignment. User may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, User may assign this Agreement in its entirety to (a) a successor of User, by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of User's assets, provided that User (i) is not currently in breach of this Agreement and (ii) provides prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to User.

11. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

13. Amendment. Except as may otherwise be set forth in this Agreement, IEX or its affiliates may amend this Agreement (i) upon sixty (60) days' prior written notice to User, and any receipt or use of Services after such date is deemed acceptance or (ii) by posting the amendment to the IEX website, and any receipt or use of IEX Data after sixty (60) days of the posting date is deemed acceptance. The means of notifying User of such amendment may include, but is not limited to, emailing such term(s) or condition(s) to User or posting such alteration(s) on IEX's website upon written notice to User.

14. Miscellaneous. Any notice given pursuant to this Agreement shall be in writing. Notice to User may be given by nationally recognized overnight courier service to the address for User set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for User on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies, available at https://exchange.iex.io/resources/trading/documents/. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT. This Agreement, together with the Order Form, any addendums or schedules hereto, and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC	User: ______________________
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
	Address: ______________________
	______________________
	______________________
	Date: ______________________

USER INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT
Name:		Name:
Address:		Address:
Email:		Email:
Phone:		Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

iex exchange | iex

PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Address:		Name:
City:		Email:
State:	Zip:	Phone:

SWITCH PORT* SELECTION	
Specify Side and Quantity: IEX POP: Equinix NY5 (Secaucus, NJ) ☐ A-Side Qty: ___________________ ☐ B-Side Qty: ___________________	Customer Public BGP ASN:
Disaster Recovery: Equinix CH4 (Chicago, IL) ☐ C-Side Qty: ___________________ IEX Test Facility (“ITF”): Equinix NY5 (Secaucus, NJ) ☐ I-Side Qty: __________________	Customer Public IP Range:
Add:	Remove:
Authorized Contact Name:	
Authorized Signature:	Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the IEX POP and Disaster Recovery data center. 1Gps interfaces are the default physical interface available into the IEX Test Facility.

iex exchange | iex

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007 ("IEX" or the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".
2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.
3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.
4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.
5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.
6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.
7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC	__________ Service Bureau	__________ Member
__________ Signature	__________ Signature	__________ Signature
__________ Print Name	__________ Print Name	__________ Print Name
__________ Title	__________ Title (must be an officer)	__________ Title (must be an officer)
__________ Date	__________ Date	__________ Date
	__________ Service Bureau Contact and Email	__________ MPID of Member

EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this “Addendum”), with an effective date as of the date executed on the signature page hereof, is made by and between Investors’ Exchange LLC (“IEX” or the “Exchange”) and the user referenced below (“User”). Terms not defined in this Addendum shall have the meanings set forth in that certain Investors’ Exchange Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the “Connectivity Services Agreement”).

User’s execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an “Extranet”) and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the “Extranet Manual”), and authorizes IEX to identify User as an Extranet and to include User’s sales contact and service offerings in materials made publicly available on IEX’s website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com or postal mail to:

Investors’ Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. Scope. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. Modification of Connectivity Services Agreement. User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User’s sales contact and service offerings in materials made publicly available by IEX, including publication on IEX’s website and/or any other promotional materials as determined in IEX’s reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. Obligations of Extranet. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to IEX data, except for the right to transmit the IEX data to the degree permitted under this Addendum, the Connectivity Services Agreement and the IEX Data Subscriber Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX’s networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC	User: ______________________
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________

Addendum F-10

IEX DATA SUBSCRIBER AGREEMENT AND FORMS

Each Data Subscriber applying to receive authorized access to Investors' Exchange LLC ("IEX") data must complete, sign and deliver the identified materials on the checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

CHECKLIST

IEX Data Subscriber Agreement and Forms
☐ IEX Data Subscriber Agreement (pg. 2 – 13) ☐ Data Request Form (Exhibit A to IEX Data Subscriber Agreement) ☐ List of Affiliates Receiving IEX Market Data (Exhibit B to IEX Data Subscriber Agreement)
Connectivity Services Agreement and Forms
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet)

Note: All agreements and forms sent to IEX will be reviewed for completeness. Data Subscriber is required to promptly notify IEX in writing of any information or documentation submitted that becomes inaccurate or incomplete following submission and provide an update to such information or documentation. All agreements and forms are deemed confidential by IEX. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or professional advisors or auditors upon request who are bound by customary obligations of confidentiality.

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IEX DATA SUBSCRIBER AGREEMENT

This IEX Data Subscriber Agreement and the Exhibits attached hereto (collectively, this "Agreement") is made by and between IEX (as defined below) and the undersigned Data Subscriber, with an effective date as of the date executed by Data Subscriber (as indicated on the signature page hereto). This Agreement is supplemented by the (i) IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications, and any other documents incorporated by reference, in each case as amended from time to time and available on the IEX Website, https://exchange.iex.io/ or its successor site(s) and (ii) any Additional Agreements (as defined below) (collectively clauses (i) and (ii), the "Additional Documentation"). Data Subscriber warrants and covenants to be bound by the Additional Documentation to the same extent as this Agreement. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications or other document incorporated by reference, as the case may be.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" means the Securities Exchange Act of 1934, as amended.

"Additional Agreements" means any additional terms and conditions or agreements entered into in writing by Data Subscriber with IEX relating to the subject matter hereof, including but not limited to, the Connectivity Services Agreement, in each case as the same may be amended from time to time.

"Affiliate" means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, association or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party.

"Claims and Losses" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, fines, judgments, settlements, and reasonable costs and expenses of whatever nature whether or not foreseeable, including but not limited to, reasonable administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses and related disbursements.

"Data Subscriber" means the undersigned, or as context requires any other Person that receives Real-Time IEX Market Data (a) directly from IEX, or (b) from another Data Subscriber. Data Subscriber does not include any Service Facilitator.

"Data Subscriber Indemnified Parties" means, collectively, Data Subscriber and its Affiliates, and its and their respective owners, officers, directors, employees, and agents.

"Data User" means any internal user of a Data Subscriber that receives IEX Market Data.

"Delayed IEX Market Data" means IEX Market Data that is accessed, used or distributed by a Data Subscriber or a Data User at least fifteen (15) milliseconds after such IEX Market Data is made available by the IEX System.

"Derived Data" means any information generated in whole or in part from IEX Market Data if and only if the information generated cannot be reverse engineered to recreate all or a portion of any IEX Market Data or be used to create other data or information that is recognizable as a reasonable substitute for IEX Market Data. Derived Data does not include indices, financial instruments or other investment products created in whole or in part from IEX Market Data whether or not such indices, financial instruments or other investment products otherwise meet the definition of Derived Data. For purposes of clarity, Data Subscriber is not permitted to externally distribute IEX TOPS feed data that is derived from the IEX DEEP feed unless Data Subscriber subscribes to the IEX TOPS feed.

"External Data Subscriber" means any Person who (i) receives IEX Market Data from Data Subscriber, and (ii) is not a Data User or Affiliate of Data Subscriber.

"Fee Schedule" means the schedule of fees for IEX Market Data, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/fee-schedule/ or its successor site(s).

"IEX" means Investors' Exchange LLC or its successors or assigns.

"IEX Market Data" means data and other information distributed by IEX, including but not limited to, the IEX TOPS and IEX DEEP feeds or any other market data products provided by IEX. For purposes of clarity, IEX Market Data does not include IEX Historical Data, which IEX may make available from time to time, as further described in the IEX Market Data Policies.

"IEX Indemnified Parties" means, collectively, IEX and its subsidiaries, parent, Affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, shareholders, advisors, representatives and agents.

"IEX Market Data Policies" means the policies with respect to the receipt, use and distribution of IEX Market Data, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

"IEX Rule Book" means the IEX rule book, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

"IEX Specifications" means the specifications for the IEX System with which Data Subscriber's system(s) must comply, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

"IEX System" means IEX's system for the creation of, provision of access to and/or distribution of IEX Market Data.

"IEX Website" means the IEX website located at https://exchange.iex.io/ or its successor site(s).

"Member" means any member of IEX, as defined in the IEX Rule Book.

"Member Data Subscriber" means a Data Subscriber who is also a Member.

"Person" means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Real-Time IEX Market Data" means IEX Market Data that is accessed, used or distributed by a Data Subscriber or a Data User less than fifteen (15) milliseconds after such IEX Market Data is made available by the IEX System.

"Regulatory Requirements" means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other applicable regulatory authorities; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, interpretations, user guides, operating procedures, requirements, and other documentation that is regulatory or technical in nature published on the Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

"Service Facilitator" means a third party authorized by IEX to (i) receive IEX Market Data from Data Subscriber solely for the purpose of facilitating the distribution of IEX Market Data to Data Subscriber's Data Users or External Data Subscribers, or (ii) provide hosting services to Data Subscriber solely for technology support purposes without using IEX Market Data for its own consumption or distribution to any third party other than Data Subscriber.

"User Agreement" means the agreement (either via a written contract or via rules in the IEX Rule Book applicable to Members, in each case as amended from time to time) by and between a Member Data Subscriber and IEX, pursuant to which Data Subscriber has the right to access IEX to, among other things, enter orders on IEX, receive status updates on orders, cancel orders, and execute trades against orders on IEX.

2. **Member Data Subscribers.** All rights under this Agreement granted to any Member Data Subscriber are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to and restrictions imposed on Data Subscriber under their respective User Agreement. Each Member Data Subscriber expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Subscriber's obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by IEX to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) any material breach of Member's obligations under this Agreement could result in the suspension or cancellation of Data Subscriber's membership on IEX in accordance with applicable Regulatory Requirements.

3. **License.** Subject to the terms of this Agreement and Data Subscriber's Data Request Form as approved by IEX, IEX hereby grants to Data Subscriber a worldwide, limited, non-exclusive, non-transferable (except as provided in Section 18), revocable license permitting Data Subscriber to: (a) access, store, process, commingle, use and distribute for

their own internal purposes, any IEX Market Data received directly from IEX or from another authorized Data Subscriber; and (b) create, use and distribute Derived Data. For purposes of clarity, Data Subscriber is not permitted to externally distribute IEX TOPS feed data that is derived from the IEX DEEP feed unless Data Subscriber subscribes to the IEX TOPS feed. If Data Subscriber or its Data Users desires to distribute Real-Time IEX Market Data to an External Data Subscriber, Data Subscriber must (i) indicate this desire on Exhibit A, (ii) control External Data Subscriber's entitlement to the Real-Time IEX Market Data in accordance with the IEX Market Data Policies, and (iii) ensure that such External Data Subscriber has entered into its own IEX Data Subscriber Agreement with IEX permitting such External Data Subscriber to access such Real-Time IEX Market Data. Data Subscriber or its Data Users must obtain written approval from IEX prior to distributing Real-Time IEX Market Data to any External Data Subscriber. For purposes of clarity, Data Subscriber may distribute Derived Data and Delayed IEX Market Data to any External Data Subscriber free of charge and without such External Data Subscriber having to enter into an IEX Data Subscriber Agreement with IEX. Data Subscriber must require that all of its Data Users and External Data Subscribers (i) attribute IEX as the source of the IEX Market Data as further outlined in the IEX Market Data Policies and (ii) display the required delay disclaimer, where applicable, as further outlined in the IEX Market Data Policies.

Data Subscriber may use a Service Facilitator to facilitate Data Subscriber's distribution of IEX Market Data, provided that Data Subscriber has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any IEX Market Data to any Service Facilitator, that (i) includes all limitations on the Service Facilitator's right to distribute the IEX Market Data to third parties; and (ii) protects IEX and the IEX Indemnified Parties to the same extent as if the Service Facilitator had signed an IEX Data Subscriber Agreement with IEX directly.

Notwithstanding anything else to the contrary, Data Subscriber shall not and shall cause all of its Data Users, Affiliates and External Data Subscribers (unless such External Data Subscribers are party to an IEX Data Subscriber Agreement) not to (i) access, store, process, commingle, use, or distribute IEX Market Data except as expressly permitted under this Agreement, (ii) use or permit any third party to use IEX Market Data for the creation or calculation of any index or similar work, or in connection with the creation of any financial instrument or investment product, except as authorized in writing in advance by IEX, (iii) format, display, or alter the information or data received through and from the IEX Market Data in violation of IEX requirements, including but not limited to, the IEX Specifications; (iv) alter the IEX Market Data in any manner that adversely affects its accuracy or integrity or otherwise renders the IEX Market Data unfair, uninformative, fictitious, misleading, or discriminatory; or (v) interfere with or adversely affect any of the component parts or processes of the IEX Market Data or the IEX System, the use thereof by any other authorized Persons, or the distribution or operation of the IEX Market Data or the IEX System.

Except as set forth in this Section 3, no other express or implied license is granted to Data Subscriber pursuant to this Agreement and the Additional Documentation. All rights to the IEX Market Data not expressly granted by IEX to Data Subscriber in this Agreement are hereby expressly reserved to IEX. Except as expressly provided in this Agreement, IEX does not grant to Data Subscriber any right, title or interest in, or a license to use, the IEX Market Data, whether by implication, estoppel or otherwise.

4. **Data Request Form; Requirements.** Data Subscriber represents, warrants and covenants that Data Subscriber's Data Request Form, including but not limited to, the list of External Data Users and the detailed description of Data Subscriber's system, data processing equipment, software, and communications facilities for accessing, storing, processing, commingling, using, and distributing the IEX Market Data, is and will be true, complete and not misleading. The Data Request Form (and each update thereto) shall be subject to the approval of IEX, not to be unreasonably withheld. Any use of IEX Market Data by Data Subscriber, its Affiliates or its Data Users, unless expressly described in Data Subscriber's Data Request Form and approved by IEX, is prohibited.

If Data Subscriber desires to make any use of IEX Market Data in any manner not then expressly described in Data Subscriber's Data Request Form or otherwise needs to update the Data Request Form, Data Subscriber must first submit an updated Data Request Form to IEX for approval, which approval shall not be unreasonably withheld. Once Data Subscriber's updated Data Request Form is approved by IEX and upon Data Subscriber's payment of the fees, if any, applicable to the approved use and requested by IEX prior to such approval, then Data Subscriber may proceed with using IEX Market Data in accordance with the updated Data Request Form.

Data Subscriber agrees to maintain effective controls in accordance with the IEX Market Data Policies for any part of Data Subscriber's service(s) which provides access to IEX Market Data, including but not limited to, being able to identify, track and record all authorized access to IEX Market Data as well as prevent any unauthorized access to IEX Market Data. Data Subscriber shall comply with all reasonable security specifications or access control requirements of IEX, including but not limited to those specified in the IEX Market Data Policies, the IEX Specifications, the Regulatory Requirements and any other Additional Documentation to prevent IEX Market Data from being improperly accessed, used, distributed or otherwise misappropriated. Data Subscriber agrees to use commercially reasonable efforts to prevent any Person from obtaining IEX Market Data through its system, data processing equipment, software or communications facilities, except in compliance with this Agreement. In the event Data Subscriber has reason to believe any IEX Market Data is being obtained by an unauthorized Person from Data Subscriber, its Affiliates or its Data Users, Data Subscriber agrees to use commercially reasonable efforts to ascertain the source from which, and the manner in which, the same is being obtained and to promptly inform IEX in writing and cooperate with IEX fully with respect thereto.

5. **Affiliates.** Data Subscriber may permit Affiliates to access, store, process, commingle, use and distribute for their own internal purposes, any IEX Market Data from Data Subscriber only after providing IEX the name and other information regarding such Affiliates in the form of a completed Exhibit B – List of Affiliates, attached hereto and as may be amended by Data Subscriber from time to time. All of the rights and licenses granted to, and all obligations of, Data Subscriber under this Agreement will apply to such Affiliate(s) to the same extent as applicable to Data Subscriber. Data Subscriber may delegate any of its responsibilities, obligations, or duties under or in connection with this Agreement to an Affiliate listed on Exhibit B, and such Affiliate may discharge those responsibilities, obligations, or duties on behalf of the Data Subscriber in accordance with this Agreement so long as the Data Subscriber remains primarily liable and responsible for such responsibilities, obligations and duties.

   DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS THE IEX INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). For the avoidance of doubt, any Affiliate of Data Subscriber that is not identified by Data Subscriber to IEX on Exhibit B pursuant to this Section 5 shall not be entitled to exercise the rights of Data Subscriber set forth herein, and Data Subscriber shall ensure that no such Affiliate receives any IEX Market Data from Data Subscriber.

6. **Qualification Requirements; Data Subscriber Indemnification.** Data Subscriber shall only provide access to, or permit access to, all or any part of IEX Market Data to Data Users or External Data Subscribers that, at the time of having such access, are of a type qualified to receive IEX Market Data from Data Subscriber in accordance with the terms of this Agreement and the Additional Documentation. Data Subscriber agrees that IEX may have different qualification requirements for different Data Users or External Data Subscribers.

   DATA SUBSCRIBER SHALL DEFEND, INDEMNIFY AND HOLD HARMLESS THE IEX INDEMNIFIED PARTIES AND ANY THIRD PARTIES THAT PROVIDE INFORMATION, GOODS, AND SERVICES TO IEX IN CONNECTION WITH THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION FROM CLAIMS AND LOSSES BASED ON, RELATED TO OR ARISING FROM IEX MARKET DATA RECEIVED BY DATA SUBSCRIBER (INCLUDING BUT NOT LIMITED TO, ANY IEX MARKET DATA ACCESSED, STORED, PROCESSED, COMMINGLED, USED, AND/OR DISTRIBUTED BY DATA SUBSCRIBER) AS WELL AS FROM CLAIMS AND LOSSES BASED ON, RELATED TO OR ARISING FROM DATA SUBSCRIBER'S DISTRIBUTION OF REAL-TIME IEX MARKET DATA TO AN EXTERNAL DATA SUBSCRIBER OR OTHER PERSON WHO DOES NOT HAVE A COMPLETE AND PROPERLY EXECUTED IEX DATA SUBSCRIBER AGREEMENT WITH SUCH EXTERNAL DATA SUBSCRIBER OR PERSON.

   Data Subscriber shall (i) promptly and diligently enforce and monitor each of its Data Users', Affiliates' and External Data Subscribers' (unless such External Data Subscriber is a party to an IEX Data Subscriber Agreement) compliance with the terms of this Agreement and be liable for any breaches by such Data Users, Affiliates or External Data Subscribers of such terms, including nonpayment of any fees owed to IEX; (ii) provide IEX written notice of any violation thereof by a Data User, Affiliate or External Data Subscriber, immediately upon becoming aware of such violation; (iii) provide IEX notice of termination by an External Data Subscriber of its applicable IEX Data Subscriber Agreement, immediately upon notice of such termination; (iv) timely provide IEX any assistance as IEX may reasonably request in enforcing IEX's rights against any Data User, Affiliate or External Data User under any IEX Data Subscriber Agreement; (v) upon IEX's request, promptly cease providing any IEX Market Data to any Data User, Affiliate or External Data Subscriber; and (vi) provide IEX written notice promptly upon becoming aware of any acts or omissions of any Data User, Affiliate, External Data Subscriber or other Person, in addition to those otherwise required to be reported herein, which Data Subscriber believes, in its reasonable discretion, might jeopardize or prejudice the rights of IEX, its Affiliate(s) or third-party information provider(s) in any IEX Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of IEX, its Affiliate(s) or any other Data Subscriber to distribute any IEX Market Data. Data Subscriber shall be solely responsible for the acts and omissions of its Data Users and Affiliates.

If any External Data Subscriber of Data Subscriber fails to comply with any of the terms or conditions of this Agreement applicable to External Data Subscribers, its agreement with IEX for Real-Time IEX Market Data, or any other agreement between External Data Subscriber and IEX (including but not limited to, the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Subscriber shall, within 5 business days after receipt of notice from IEX of such failure or untruth, cease providing IEX Market Data to such External Data Subscriber and shall promptly thereafter confirm such cessation by written notice to IEX. Any failure to comply with this provision may result in IEX suspending Data Subscriber's access to IEX Market Data as determined in IEX's sole discretion.

7. **Record Retention; Reporting.** Data Subscriber shall maintain complete and accurate records relating to its and its Affiliates' and each Data User's access, storage, processing, commingling, use and distribution of IEX Market Data in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and other such information as IEX from time to time may reasonably request in writing. In addition, Data Subscriber shall comply with this Agreement and the IEX Market Data Policies relating to reporting of usage and distribution of Real-Time IEX Market Data as IEX may request from time to time. Unless otherwise notified by IEX, Data Subscriber shall use reasonable efforts to provide such reporting within fifteen (15) days after any request from IEX. Failure to provide requested information or reporting within thirty (30) days of IEX's initial request may result in suspension or termination of provision of IEX Market Data to Data Subscriber.

   Upon request, Data Subscriber shall provide IEX or its designee with information about and demonstrate uses of Delayed IEX Market Data and other non-fee liable uses of IEX Market Data. If Data Subscriber provides Real-Time IEX Market Data to an External Data Subscriber as a service, then upon request from IEX, Data Subscriber will provide at no cost to IEX, a subscription or access to Data Subscriber's service together with the equipment, if equipment is required to receive the Real-Time IEX Market Data, used to access Data Subscriber's service and the related telecommunications facilities. IEX agrees that such subscription will be used solely for purposes of monitoring the Real-Time IEX Market Data and demonstrating Data Subscriber's service. Upon request, Data Subscriber will make available marketing materials and user guides for all components of the Data Subscriber's service that include Real-Time IEX Market Data.

8. **Right to Audit.** During the term of this Agreement and for a period of twelve (12) months thereafter, Data Subscriber shall allow IEX or its appointed designee to access and inspect Data Subscriber's records and systems (including but not limited to, any records regarding the use or distribution of the IEX Market Data and locations where the IEX Market Data is being received) and shall cooperate with any such review by IEX or its designees to verify that Data Subscriber's internal use and/or external distribution of IEX Market Data has been in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and any other Additional Documentation.

9. **Proprietary Nature of IEX Market Data.** Data Subscriber acknowledges that the IEX Market Data and IEX System constitute valuable property of IEX. The IEX System and all IEX Market Data, including but not limited to, any and all intellectual property rights, shall, as between IEX and Data Subscriber, be and remain the sole and exclusive property of IEX. Data Subscriber shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in the IEX Market Data and IEX System. Data Subscriber acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX Market Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Data Subscriber's rights under this Agreement with respect to IEX Market Data including or based on such third-party information and data is subject to requirements that may be imposed by the respective third-party information providers from time to time, notwithstanding any terms and conditions of this Agreement to the contrary.

10. **Use of Name.** Data Subscriber acknowledges and agrees that IEX and its Affiliates have proprietary rights in IEX's names and Data Subscriber shall not use the names "IEX," "IEX DEEP," "IEX TOPS," or "Investors' Exchange" in any way that could infringe upon any such names and shall not use these names in any advertising or marketing materials, without IEX's prior written consent, which consent may be withheld in IEX's sole discretion, or subject to

another agreement between the parties. Data Subscriber acknowledges and agrees that IEX has proprietary rights in certain trademarks, service marks, copyrights or patents, registered or unregistered, by IEX or its Affiliates and Data Subscriber shall not use these trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such trademarks, service marks, copyrights or patents.

11. **Warranty; Disclaimers; Modifications**. Data Subscriber acknowledges and agrees that nothing in this Agreement constitutes an undertaking by IEX to continue to: (a) make IEX Market Data, the IEX System, or any aspect of either available in the present form or configuration or under the current IEX Specifications; or (b) use existing communications facilities. In addition, IEX, in its sole discretion, may make modifications, additions, and/or deletions to IEX Market Data, the IEX System, or any aspect of either, including but not limited to, its communications facilities. IEX will use commercially reasonable efforts to provide Data Subscriber with at least ninety (90) days' notice of any material modification, addition, or deletion to such items and at least thirty (30) days' notice of any non-material modification, addition, or deletion to such items (delivered via email and posted to the Website), except to the extent a shorter period is required (i) due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (ii) pursuant to an order of a court, an arbitrator, the Regulatory Requirements or a regulatory agency. Receipt or use of IEX Market Data after the applicable notice period for any modification, addition or deletion shall constitute acceptance of the IEX Market Data, the IEX System, the IEX Specifications, or other policies or documentation as so changed.

12. **Fees.** Data Subscriber agrees to make timely payment of all applicable IEX Market Data fees for its receipt, use and distribution of IEX Market Data on its behalf and on behalf of its Affiliates in accordance with the IEX Market Data Policies and Fee Schedule as well as any applicable late fees for the failure to make payment within the required time period. For Member Data Subscribers, IEX will debit any applicable IEX Market Data fees, interest, charges, expenses or other amounts payable to IEX from each Member Data Subscriber's account at the National Securities Clearing Corporation ("NSCC") in accordance with Rule 15.120 of the IEX Rule Book. For all other Data Subscribers, payment of any applicable IEX Market Data fees, interest, charges, expenses or other amounts payable to IEX may be made, if acceptable to Data Subscriber, by direct withdrawals in the form of wire, automated transfer, or similar electronic funds transfer in the appropriate amount(s) from each Data Subscriber's bank or other financial institution account. If Data Subscriber chooses this option, Data Subscriber shall (a) provide IEX with any information relating to its bank or other financial institution account in order to effectuate such direct withdrawals, (b) execute and deliver to its bank or other financial institution any documents necessary to authorize such direct withdrawals by IEX, and (c) make payment or deposit as directed by IEX. If Data Subscriber does not choose to pay by direct withdrawals by IEX, Data Subscriber may otherwise pay by check, wire transfer, ACH transfer, or other method of payment acceptable to IEX.

    All fees shall be invoiced in arrears and payable within thirty (30) days of the invoice date. Data Subscriber will be solely responsible for any and all telecommunications costs and other expenses incurred in connecting to and maintaining its connection to the IEX System as well as for any and all costs relating to Data Subscriber's invoicing and payment processes. Data Subscriber shall pay IEX, on demand or upon invoice, interest on any amounts due IEX pursuant to this Agreement which are not paid within thirty (30) days after the applicable due date. Interest shall accrue at a rate equal to the lesser of (i) one and one-half percent (1.5%) per month or (ii) the maximum amount permitted by applicable law, for the period commencing thirty (30) days after the applicable due date and ending upon receipt of payment to IEX. Failure to make payments within sixty (60) days from the invoice date may result in suspension or termination of access to IEX Market Data. Subject to the Regulatory Requirements, IEX reserves the right to change the fees stated in the Fee Schedule. IEX will provide at least ninety (90) days' advance notice to Data Subscriber (delivered via email and posted to the Website) of any changes to the fees stated in the Fee Schedule. Receipt or use of IEX Market Data after the applicable notice period for any fee change shall constitute acceptance of such change(s) by Data Subscriber. For purposes of clarity, receipt, use and distribution of Delayed IEX Market Data is free of charge.

    Data Subscriber shall pay any taxes, charges or assessments (other than taxes imposed on the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of IEX Market Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due IEX, then such fees due from Data Subscriber to IEX shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed. For purposes of assessing any applicable sales tax, IEX will assume the primary business address indicated in Exhibit A as the location of Data Subscriber's and its Affiliates' usage of IEX Market Data.

13. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated by either party upon not fewer than thirty (30) days' written notice to the other party. Notwithstanding the foregoing, IEX may suspend Data Subscriber's access to IEX Market Data in its sole discretion or terminate this Agreement immediately upon written notice by IEX to Data Subscriber in the event that: (a) Data Subscriber is not permitted to receive or is otherwise prevented from receiving IEX Market Data or if IEX is not permitted to distribute or is otherwise prevented from distributing IEX Market Data, or any part thereof; (b) any representation, warranty, or certification made by Data Subscriber in this Agreement or in any other document furnished by Data Subscriber is false or misleading; (c) Data Subscriber's default of its obligations or covenants under this Agreement or Data Subscriber's breach of any representation, warranty, certification, or other provision of this Agreement, after IEX has notified Data Subscriber in writing that such action constitutes a default or breach hereunder and has not been cured within thirty (30) days from receipt of such notification by IEX; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Data Subscriber to comply with this Agreement has or is likely to have an adverse impact on the operation or performance of the IEX System, IEX Market Data, or IEX generally, or is likely to cause harm to IEX's interests should termination be delayed. This Agreement may also be terminated with written notice by Data Subscriber to IEX if Data Subscriber objects to a material amendment to the Agreement made by IEX in its sole discretion, in which case termination shall be effective ninety (90) days after the initial notification of such amendment. Notwithstanding any termination under this Section 13, in no event shall termination relieve Data Subscriber of its obligation to pay any fees owed to IEX for its receipt, use, and distribution of IEX Market Data for the month during which termination becomes effective.

    The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6-11, 13-17, 19-20, and 22-25. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement. Any termination of this Agreement or any of the Additional Agreements pursuant to their terms shall be without prejudice to the accrued rights of either party.

14. **Confidentiality.** Under this Agreement, IEX (and any IEX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Subscriber's records, reports, and payments that IEX or its designee has reviewed or audited, as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service, and other information. Data Subscriber acknowledges that it may from time to time obtain confidential or proprietary information, data, or techniques of IEX or its Affiliates (whether or not designated as such). All such information, whether written or oral, disclosed by one party to the other party on or after the date hereof shall be deemed confidential upon such disclosure. The party disclosing such information shall be referred to as the disclosing party, and the party receiving such information shall be referred to as the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information and will use commercially reasonable efforts to cooperate with the disclosing party to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that the disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

    Notwithstanding anything herein to the contrary, IEX (or an IEX Affiliate) or Data Subscriber may disclose confidential information to the extent (a) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX Affiliate) or over Data Subscriber; (b) necessary to fulfill any IEX (or an IEX Affiliate) or Data Subscriber regulatory responsibility, including but not limited to, any responsibility over Members and associated Persons under the Act; or (c) necessary for IEX (or an IEX Affiliate) or Data Subscriber and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information, or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by the recipient to be bound by a confidentiality agreement or other obligation of confidentiality to the disclosing party; (ii) is now, or hereafter becomes, through no breach of this Agreement by the recipient, generally known to the public; (iii) is rightfully obtained by or on behalf of the recipient from a third party so long as the recipient does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by the recipient without use or reference to the confidential information. As between the parties, the disclosing party and its Affiliates of the confidential information are the sole and exclusive owner thereof. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to the recipient, the disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

IEX shall not disclose its audit findings to any third parties (other than to its Affiliates and to IEX's and its Affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Subscriber's confidential information, provided however that any information that IEX generates/finds in the course of that audit, or that is otherwise based on IEX information, shall remain IEX's information. Notwithstanding the foregoing, nothing herein shall prevent IEX from using or disclosing the audit findings to the extent (i) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX Affiliate) or over Data Subscriber or (ii) the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Subscriber, its Affiliates or its Data Users, or (b) create a context where Data Subscriber's, its Affiliates' or its Data Users' identities may be reasonably inferred.

Upon the termination and of this Agreement and upon the disclosing party's request, the recipient shall promptly return to the disclosing party, or destroy, all confidential information and any tangible embodiments that are in the possession of the recipient and to certify the return or destruction of all such confidential information and embodiments; provided, however, the recipient may retain copies to the extent required to do so by law, regulation, or internal record retention policies.

15. **LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES.** EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE IEX INDEMNIFIED PARTIES SHALL HAVE NO LIABILITY WHATSOEVER TO ANY DATA SUBSCRIBER OR ITS AFFILIATES, ANY DATA USER, OR TO ANY OTHER PERSON FOR ANY INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE (INCLUDING BUT NOT LIMITED TO, DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS, LOSS OF REVENUES OR ANTICIPATED PROFITS, BUSINESS INTERRUPTION, LOSS OF OR DAMAGE TO DATA, TRADING LOSSES, REPUTATIONAL DAMAGES, LOST SAVINGS OR OTHER SIMILAR PECUNIARY OR INDIRECT LOSS), RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE ADDITIONAL DOCUMENATION, OR ANY USE OF THE IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, FOR ANY INACCURATE OR INCOMPLETE IEX MARKET DATA RECEIVED FROM IEX OR FROM ANY OTHER PARTY, ANY DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS IN THE FURNISHING THEREOF, OR BY REASON OF SUSPENSION IN OPERATION, EVEN IF THE IEX INDEMNIFIED PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, TO THE MAXIMUM EXTENT PERMITTED BY LAW. IEX DOES NOT REPRESENT OR WARRANT THAT THE IEX MARKET DATA WILL MEET ANY OR ALL OF DATA SUBSCRIBER'S PARTICULAR REQUIREMENTS, THAT THE IEX MARKET DATA WILL BE COMPLETELY SECURE OR THAT ANY ERRORS IN THE IEX MARKET DATA CAN BE FOUND IN ORDER TO BE CORRECTED.

ABSENT FRAUD, WILLFUL MISCONDUCT, OR NEGLIGENCE BY DATA SUBSCRIBER, ITS AFFILIATES OR ITS DATA USERS, AND SUBJECT TO DATA SUBSCRIBER'S INDEMNIFICATION AND CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, THE DATA SUBSCRIBER INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF ANY CAUSE WHATSOEVER, EVEN IF DATA SUBSCRIBER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ANY PAYMENT OBLIGATIONS BY DATA SUBSCRIBER UNDER THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION ARE NOT SUBJECT TO THIS CLAUSE.

IEX WILL MAKE COMMERCIALLY REASONABLE EFFORTS TO OFFER IEX MARKET DATA AND MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES. NOTWITHSTANDING THE FOREGOING, DATA SUBSCRIBER ACKNOWLEDGES THAT ALL IEX MARKET DATA AND ANY AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM AND IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES, ARE BEING PROVIDED “AS IS,” “WHERE IS,” AND “AS AVAILABLE.” DATA SUBSCRIBER ACKNOWLEDGES THAT TO THE FULLEST EXTENT PERMITTED BY LAW, THE IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS, IMPLIED, OR STATUTORY WITH RESPECT TO IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, ANY EXPRESS, IMPLIED OR STATUTORY REPRESENTATIONS, WARRANTIES OR CONDITIONS OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, RESULTS, QUALITY, PERFORMANCE, SPEED OF DELIVERY, FUNCTIONALITY, RELIABILITY, ACCURACY, FREEDOM FROM INTERRUPTION, ANY IMPLIED WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW OR ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY, OR FITNESS FOR A PARTICULAR PURPOSE ARISING OUT OF OR RELATED TO (I) THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION; (II) THE IEX MARKET DATA AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES; AND/OR (III) SECURITY ASSOCIATED WITH THE TRANSMISSION OF INFORMATION OR IEX MARKET DATA TO OR FROM IEX. DATA SUBSCRIBER AGREES THAT THE IEX MARKET DATA IS NOT INVESTMENT ADVICE NOR DOES IT CONSTITUTE OPINIONS OR BELIEFS OF IEX, OR ANY OF ITS RESPECTIVE AFFILIATES OR ANY OF ITS RESPECTIVE EMPLOYEES. IEX EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY LOSS OR INJURY CAUSED IN WHOLE OR IN PART BY NEGLIGENCE OR ANY OTHER ERROR MADE BY HUMAN OR MACHINE CONCERNING THE PRODUCTION, COMPILATION, OR DISTRIBUTION OF IEX MARKET DATA. DATA SUBSCRIBER EXPRESSLY ASSUMES THE ENTIRE RISK FOR THE RECEIPT, USE, RESULTS AND PERFORMANCE OF IEX MARKET DATA.

EXCEPT TO THE EXTENT OF IEX’S FRAUD OR WILLFUL MISCONDUCT, THE AGGREGATE LIABILITY OF IEX ARISING UNDER OR RELATED TO THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR THE SUBJECT MATTER HEREOF FOR ALL CLAIMS, COSTS, LOSSES AND DAMAGES IS LIMITED TO THE AMOUNT OF DATA SUBSCRIBER’S DIRECT DAMAGES THAT ARE ACTUALLY INCURRED IN REASONABLE RELIANCE, AND WHICH SHALL NOT EXCEED THE FEES ACTUALLY PAID TO IEX BY DATA SUBSCRIBER OVER THE TWELVE (12) CALENDAR MONTHS IMMEDIATELY PRECEDING THE ALLEGED INJURY OR DAMAGE THAT GAVE RISE TO THE LIABILITY. IEX AND ITS AFFILIATES SHALL NOT BE LIABLE TO DATA SUBSCRIBER OR TO ANY OTHER PERSON FOR THE INACCURACIES, DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS OF IEX MARKET DATA FROM IEX’S THIRD-PARTY INFORMATION PROVIDERS OR FROM ANY IEX MARKET DATA RECEIVED FROM A DATA SUBSCRIBER.

16. **Indemnification by Data Subscriber.** Data Subscriber shall indemnify, defend, and hold harmless the IEX Indemnified Parties, and any third parties that provide information, goods, and services to IEX in connection with this Agreement or the Additional Documentation, from and against any and all Claims and Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by a third party or government agency resulting from, in connection with, or arising out of: (a) the receipt, use, or distribution of IEX Market Data received by Data Subscriber, its Affiliates or any Data User; (b) any failure by Data Subscriber, its Affiliates or its Data Users to comply with any of the terms and conditions of this Agreement, the Additional Documentation, or its obligations hereunder, including but not limited to, pursuant to Section 12 or misuse of IEX Market Data, the IEX System, or IEX Specifications; (c) any failure of an External Data Subscriber receiving IEX Market Data from Data Subscriber to comply with the terms and conditions of this Agreement or the Additional Documentation, unless such External Data Subscriber is a party to an IEX Data Subscriber Agreement and indemnifies IEX directly for such Claims and Losses; (d) any Claims and Losses relating to the subject matter or existence of this Agreement or the Additional Documentation imposed on, incurred by, or asserted against any IEX Indemnified Party by any External Data Subscriber (or any third party relying upon IEX Market Data received by such External Data Subscriber), unless such External Data Subscriber is party to an IEX Data Subscriber Agreement; (e) the receipt, use, or distribution of IEX Market Data in breach of the terms of this Agreement or the Additional Documentation by Data Subscriber, its Affiliates or its Data Users; (f) any claim, action, or allegation by any third party that the use of Data Subscriber’s service (except the IEX Market Data) infringes or misappropriates any U.S. copyright, patent, trademark, trade secret, or other intellectual property right; (g) any Claims

or Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by External Data Subscribers relating to IEX's exercise of its remedies against an External Data Subscriber pursuant to this Agreement or the Additional Documentation, excluding any such assertion caused by acts or omissions of IEX, unless such External Data Subscriber is party to an IEX Data Subscriber Agreement; (h) breach of warranty by Data Subscriber, its Affiliates or its Data Users; or (i) any defense or participation by the IEX Indemnified Parties in any action, suit, arbitration, or judicial or administrative proceeding involving any Claims or Losses described in this Section.

IEX will promptly notify Data Subscriber in writing (email being acceptable) of any claim, action, or allegation subject to this Section 16; however, failure to promptly notify Data Subscriber of a claim, action, or allegation shall not relieve Data Subscriber of its indemnification obligations hereunder except to the extent Data Subscriber proves that such failure prejudiced the rights of Data Subscriber. Data Subscriber shall have sole control of the defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations, and IEX will reasonably cooperate to facilitate such defense and Data Subscriber shall be liable to IEX for IEX's reasonable expenses, including but not limited to, reasonable attorneys' fees (excluding reimbursement for the time value of IEX employees, directors, and/or other agents or advisors in providing such cooperation). Notwithstanding the foregoing, Data Subscriber, in defending any such claim, action, or allegation, except with the prior written consent of the IEX Indemnified Parties, shall not (i) consent to entry of any judgment; (ii) enter into any settlement which includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; (iii) in any way restrict or impair IEX's intellectual property rights; or (iv) subject the IEX Indemnified Parties to any obligation in addition to those set forth herein. Data Subscriber shall provide as an unconditional term the grant by the claimant to the IEX Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation.

17. **Indemnification by IEX.** IEX shall indemnify, defend, and hold harmless the Data Subscriber Indemnified Parties from and against all Claims and Losses imposed on, incurred by, or asserted against a Data Subscriber Indemnified Party by a third party resulting from, in connection with, or arising out of a claim, action, or allegation that IEX Market Data, the IEX System, or any IEX Specifications, in each case in accordance with this Agreement and the Additional Documentation, infringes or misappropriates any U.S. copyright, patent, trademark or trade secret; provided that: (a) Data Subscriber promptly notifies IEX in writing of any claim, action, or allegation; however, failure to promptly notify IEX of a claim shall not relieve IEX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of IEX; (b) IEX shall have sole control of the defense of any action to which this indemnity relates, but, upon Data Subscriber's request, shall inform Data Subscriber of the status of any proceedings or negotiations; and (c) Data Subscriber reasonably cooperates to facilitate such defense. IEX, in defending any such claim, action or allegation, except with the written consent of the Data Subscriber Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; or (B) subjects the Data Subscriber Indemnified Parties to any obligation in addition to those set forth herein. IEX shall provide as an unconditional term the grant by the claimant to the Data Subscriber Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation. Data Subscriber shall use all reasonable efforts to mitigate its losses, damages, costs, and expenses. Any costs recovered in a settlement will be for the account of IEX.

    Notwithstanding anything herein to the contrary, IEX shall not have the obligation to indemnify, defend and hold harmless the Data Subscriber Indemnified Parties against any Claims and Losses imposed on, incurred by, or asserted against a Data Subscriber Indemnified Party (x) as a result of any claim, action, or allegation of infringement or misappropriation of IEX Market Data, the IEX System, or any IEX Specifications where such IEX Market Data, the IEX System, or any IEX Specifications have not been used in accordance with this Agreement and the Additional Documentation and such misuse resulted in such infringement or misappropriation, or (y) if Data Subscriber uses IEX Market Data, the IEX System, or any IEX Specifications to the extent it is based on use of a superseded version of IEX Market Data, the IEX System, or any IEX Specifications if such claim, action, or allegation of infringement or misappropriation would have been avoided by use of the current version of IEX Market Data, the IEX System, or the IEX Specifications, or (z) if the infringement or misappropriation claim, action, or allegation is the result of (i) any use, distribution, sublicensing or exercise of any right outside the scope of this Agreement or the Additional Documentation or (ii) the combination, operation, or use of IEX Market Data, the IEX System, or any IEX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of such IEX Market Data, the IEX System, or any IEX Specifications without such hardware, software, or materials.

In the event of a claim, action, or allegation of infringement or misappropriation or if, in IEX's reasonable opinion, such claim, action, or allegation is likely to occur, or if the use of IEX Market Data, the IEX System, or any IEX Specifications is enjoined because of infringement or misappropriation, IEX may, at its sole option and expense: (i) procure for Data Subscriber the right to continue using IEX Market Data, the IEX System, or any IEX Specifications; (ii) replace or modify IEX Market Data, the IEX System, or any IEX Specifications so that such items are non-infringing or no longer misappropriating, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Subscriber or any other third party; or (iii) terminate this Agreement immediately without liability to Data Subscriber (other than indemnification by IEX in accordance with this Section) or any third party.

Notwithstanding anything herein to the contrary, this Section sets forth the entire liability of IEX and the exclusive remedy of Data Subscriber for the infringement or misappropriation of intellectual property rights, or violation by IEX under this Agreement and the Additional Documentation.

18. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Subscriber may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Subscriber may assign this Agreement in its entirety to (a) a successor of Data Subscriber by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of Data Subscriber's assets, provided that Data Subscriber (i) is not currently in breach of this Agreement and (ii) provides at least thirty (30) days' prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice (email notice being acceptable) to Data Subscriber. IEX may assign this Agreement in its entirety, without notice to or consent of the Data Subscriber, in connection with a merger, acquisition, corporate reorganization, or sale of all or substantially all of its assets to which this Agreement relates. Subject to the foregoing, this Agreement shall bind and inure to the benefit of each party's respective successors and permitted assigns. Any assignment of this Agreement, in whole or in part, in violation of this Section 18 shall be null and void.
19. **Force Majeure.** Except for Data Subscriber's payment obligations, neither party to this Agreement will be in default of any provision of this Agreement or liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's reasonable control, which shall include, but not limited to extraordinary weather conditions, earthquake, natural disasters or other act of God, fire, war, terrorism, insurrection, riot, civil disturbance, labor dispute, accident, action of government, actions of civil or military authority, pandemic, epidemic, communications or power failures, equipment or software malfunctions or catastrophes. A force majeure event will not excuse Data Subscriber's payment obligations hereunder.
20. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.
21. **Relationship of the Parties.** Nothing herein shall be construed to create a joint venture, agency or partnership between the parties hereto. Neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to make any statements, representations or commitments of any kind, or to take any action which could bind the other party to any contract, agreement, or undertaking.
22. **Entire Agreement; Amendment; Waiver.** Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Documentation shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all terms, conditions and representations of the agreement between IEX and Data Subscriber with respect to its subject matter and supersedes all prior writings or understandings.

    Except as may otherwise be set forth in this Agreement, IEX or its Affiliates may amend this Agreement, the IEX Market Data Policies, or the IEX Specifications upon ninety (90) days' prior written notice to Data Subscriber, and any receipt or use of IEX Market Data after such date is deemed acceptance of such amendment(s).

    No failure or delay to exercise any right, power, or privilege under this Agreement, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. **Notices.** Any notice given pursuant to this Agreement shall be in writing. Notice to Data Subscriber may be given by nationally recognized overnight courier service to the address for Data Subscriber set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for Data Subscriber on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt or other acknowledgement by the recipient of such receipt.
24. **Governing Law; Venue; Wavier of Jury Trial.** This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.
25. **Headings.** Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.
26. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement. This Agreement may be executed and delivered by electronic means by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically as if the original had been received.

IN WITNESS WHEREOF the parties hereto have caused this IEX Data Subscriber Agreement to be executed by their duly authorized representatives.

Investors' Exchange LLC		Data Subscriber Name:	______________________
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
		Address:	______________________
			______________________
			______________________
		Date:	______________________

EXHIBIT A - DATA REQUEST FORM

Date: ____________________________

Data Subscriber Information

Name: ____

Primary Business Street Address: ____

Primary Business City, State, and Zip: ______________________________________

Billing Information

Same as Primary Business Address ☐

Billing Street Address: ____

Billing City, State, Zip: ____

Member Information (*if applicable*)

CRD Number: ____________________________

MPID: __________________________________

Clearing Firm Number: ____________________

Contact Information

Business Contact	Billing/Accounts Payable Contact
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Phone: ______________________	Phone: ______________________
Email: ______________________	Email: ______________________
Market Data Contact	**Technical Contact**
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Phone: ______________________	Phone: ______________________
Email: ______________________	Email: ______________________

iex exchange | iex

System Description

Please provide a complete description of the system that makes use of Real-Time IEX Market Data

Name/Version of System: ______________________________

Name/Version of Entitlement System: ______________________________

Description of System and Use of Real-Time IEX Market Data:

____

____

____

System diagram attached: ☐

Which Real-Time IEX Market Data feed(s) are you looking to receive?

DEEP (Depth of Book and Last Sale Feed) ☐

TOPS (Top of Book and Last Sale Feed) ☐

How will you receive Real-Time IEX Market Data?

Direct from IEX via cross-connect* ☐ IP address(es): ______________________________

Direct from IEX via 3rd party cross-connect ☐ Identity of cross-connect provider: ______________________________

Indirectly via 3rd party market data provider ☐ Identity of market data provider: ______________________________

*If you do not have existing connectivity directly to IEX, you must complete, execute, and submit a Connectivity Services Agreement and Physical Connectivity Order Form found within the **IEX Connectivity Services Agreement and Forms**.

Use and Distribution

Internal use ☐

Creation of Derived Data ☐

Will your organization distribute IEX Market Data externally to non-Affiliate entities? ◯ Yes ◯ No

If "Yes" is indicated above, please specify the IEX Market Data that will be distributed externally to non-Affiliate entities:

IEX TOPS ☐ Real-Time ☐ Delayed

IEX DEEP ☐ Real-Time ☐ Delayed

Will your organization distribute Derived Data externally to non-Affiliate entities? ◯ Yes ◯ No

If "Yes" is indicated above, please provide a description of the Derived Data that will be distributed externally to non-Affiliate entities:

____

____

Service Facilitators

Will a Service Facilitator be used to facilitate distribution to Data Users and/or External Data Subscribers?

◯ Yes ◯ No

If "Yes" is indicated above, please provide the following information about the Service Facilitator:

Identity of Service Facilitator: ______________________________

Service Facilitator Contact Name: ______________________________

Service Facilitator Contact Email: ______________________________

You may only distribute Real-Time IEX Market Data externally to Data Subscribers, i.e., Persons who have signed an IEX Data Subscriber Agreement with IEX. So that IEX may ensure all recipients of Real-Time IEX Market Data are Data Subscribers, provide the contact information of each non-Affiliate third-party recipient of Real-Time IEX Market Data below*:

Name (individual or company): ______________________________

Contact Name: ______________________________

Contact Title: ______________________________

Contact Phone: ______________________________

Contact Email: ______________________________

Activation Date: ______________________________

*If you will be distributing Real-Time IEX Market Data externally to multiple External Data Subscribers, please submit an attachment providing the contact information requested above for all such External Data Subscribers.

I certify that the information provided on this Data Request Form is complete and accurate and agree to pay any applicable fees in accordance with the Fee Schedule.

____

Data Subscriber Name

______________________________ ______________________________

Signature of Data Subscriber Authorized Representative Title

______________________________ ______________________________

Printed Name Date

EXHIBIT B - LIST OF AFFILIATES

This List of Affiliates is delivered in connection with Data Subscriber's IEX Data Subscriber Agreement.

By submitting the names of its Affiliate(s), Data Subscriber agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Subscriber from time to time, and that Data Subscriber and its Affiliates' usage of IEX Market Data shall comply with the terms and conditions of the IEX Data Subscriber Agreement, including but not limited to, Section 5.

DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY INVESTORS' EXCHANGE LLC AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA SUBSCRIBER AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND, DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

NAME OF AFFILIATE	REGISTERED ADDRESS

Please attach additional page(s) as needed.

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Subscriber Name

______________________________ ______________________________
Signature of Data Subscriber Authorized Representative Title

______________________________ ______________________________
Printed Name Date